UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SITIO ROYALTIES CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

82982V101

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82982V101	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON Source Energy Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (f/k/a Falcon Minerals Corporation, the “Issuer” and such stock, “Class C Common Stock”), which together with a corresponding number of common units representing limited partner interests of Sitio Royalties Operating Partnership, LP (f/k/a Falcon Minerals Operating Partnership LP, “Sitio OpCo”, and such units, the "Partnership Units"), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer ("Class A Common Stock" and, together with Class C Common Stock, “Common Stock”), on a one-for-one basis pursuant to the Issuer’s organizational documents and the Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo (“Sitio OpCo LPA”).

(2)

Percentage ownership calculated based on the sum of (i) 12,088,546 shares of Class A Common Stock outstanding as of June 7, 2022, as reported in the Issuer’s Form 8-K filed with the SEC on June 10, 2022, and (ii) the 12,935,120 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

(3)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON OCM Source Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Series A Units of Source Energy Partners, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of OCM Source Holdings, L.P.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class B units of Oaktree Capital Group, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 11 of 16

1	NAME OF REPORTING PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the Class A units of Oaktree Capital Group, LLC.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 12 of 16

1	NAME OF REPORTING PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,935,120 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,935,120 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,935,120 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.
(2)	The Reporting Person’s Class C Common Stock represents 15.4% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82982V101	SCHEDULE 13D	Page 13 of 16

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on June 16, 2022, relating to the Class A Common Stock of Sitio Royalties Corp. (f/k/a Falcon Mineral Corporation) (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. There have been no changes in the number of shares of the outstanding Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”) that may be deemed to be beneficially owned by the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of this Amendment is hereby amended and supplemented to add the following:

On September 6, 2022, the Issuer, Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Sitio Opco”), Snapper Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“New Parent”), Snapper Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Sitio Opco (“Merger Sub”), Brigham Minerals Inc., a Delaware corporation (“Brigham”), and Brigham Minerals Holdings, LLC, a Delaware limited liability company (“Brigham Opco”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, at the applicable effective time (i) a newly formed Delaware corporation wholly owned by New Parent will merge with and into Brigham, with Brigham continuing as the surviving corporation and as a wholly owned subsidiary of New Parent, (ii) a newly formed Delaware corporation wholly owned by New Parent will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of New Parent, and (iii) Merger Sub will merge with and into Brigham Opco, with Brigham Opco continuing as the surviving entity and as a wholly owned subsidiary of Sitio Opco (the “Merger”).

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger, Brigham shareholders will receive a fixed exchange ratio of 1.133 shares of common stock in the combined company for each share of Brigham common stock owned on the closing date, and the Issuer’s shareholders will receive one share of common stock in the combined company for each share of the Issuer’s common stock owned on the closing date. Brigham’s and the Issuer’s Class A shareholders will receive shares of Class A common stock in the combined company, and Brigham’s Class B and the Issuer’s Class C shareholders will receive shares of Class C common stock in the combined company as merger consideration. Completion of the Merger is subject to customary closing conditions, including regulatory clearance and approvals by the shareholders of the Issuer and Brigham.

In connection with the execution of the Merger Agreement, on September 6, 2022, Source Energy Leasehold, LP and Permian Mineral Acquisitions, LP (the “Supporting Holders”) entered into a voting and support agreement (the “Voting and Support Agreement”) with the Issuer and Brigham.

Pursuant to the Voting and Support Agreement, each of the Supporting Holders agreed, from and after the date of the Voting and Support Agreement until the Termination Date (as defined in the Voting and Support Agreement) (a) not to Transfer (as defined in the Voting and Support Agreement) any of the Securities (as defined in the Voting and Support Agreement) held by it, subject to certain permitted transfers and (b) to vote its shares of the Issuer (1) in favor of proposals relating to the transactions contemplated by the Merger Agreement and any other proposals necessary and appropriate in connection with the Transactions (as defined in the Merger Agreement) and (2) against any agreement, transaction or proposal relating to a Parent Competing Proposal (as defined in the Merger Agreement). The Voting and Support Agreement will terminate upon the earliest to occur of the following: (a) the date the Merger Agreement is validly terminated in accordance with its terms, (b) the Effective Time (as defined in the Merger Agreement), (c) an amendment to the Merger Agreement without the prior written consent of each Supporting Holder that (1) reduces the consideration payable in the Parent Merger (as defined in the Merger Agreement), (2) changes the form of consideration payable in the Parent Merger, or (3) extends the outside date under the Merger Agreement, subject to certain exceptions, and (d) mutual consent of the parties to the Voting and Support Agreement.

CUSIP No. 82982V101	SCHEDULE 13D	Page 14 of 16

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Voting and Support Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit G	Voting and Support Agreement, dated as of September 6, 2022, between Sitio Royalties Corp., BX Royal Aggregator LP, Rock Ridge Royalty Company LLC, and Brigham Minerals, Inc.

CUSIP No. 82982V101	SCHEDULE 13D	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: September 8, 2022

SOURCE ENERGY PARTNERS, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM SOURCE HOLDINGS, L.P.

By:	Oaktree Fund GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

CUSIP No. 82982V101	SCHEDULE 13D	Page 16 of 16

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President, Legal & Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

EXHIBIT G

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of September 6, 2022 (the “Agreement”), between Sitio Royalties Corp., a Delaware corporation (“Parent”), Source Energy Leasehold, LP, a Delaware limited partnership (“SEL”) and Permian Mineral Acquisitions, LP, a Delaware limited partnership (“PMA” and together with SEL, each, a “Holder” and together, the “Holders”), and Brigham Minerals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent and the Company have entered into an Agreement and Plan of Merger dated as of September 6, 2022 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), providing for, among other things, (i) the merger of a wholly owned subsidiary corporation of Snapper Merger Sub I, Inc., a wholly owned subsidiary of Parent (“New Topco”), with and into Parent (the “Parent Merger”), (iii) simultaneously with the Parent Merger, the merger of a wholly owned subsidiary of New Topco with and into the Company (the “Company Merger”), and (iv) immediately following the Parent Merger and the Company Merger, the merger of a wholly owned subsidiary limited liability company of Opco LP with and into Opco LLC;

WHEREAS, SEL is the Beneficial Owner of 7,380,700 shares of Class C common stock, par value $0.0001 per share, of Parent (“Parent Class C Common Stock” and, together with the Class A common stock, par value $0.0001 per share, of Parent (“Parent Class A Common Stock”), “Parent Common Stock”) (such shares of Parent Class C Common Stock, the “SEL Shares”) and 7,380,700 units representing limited partner interests in Opco LP (the “SEL Opco LP Units”) (such SEL Opco LP Units, together with the SEL Shares, the “SEL Securities”);

WHEREAS, PMA is the Beneficial Owner of 5,554,420 shares of Parent Class C Common Stock (such shares of Parent Class C Common Stock, the “PMA Shares” and collectively with the SEL Shares, the “Shares”) and 5,554,420 units representing limited partner interests in Opco LP (the “PMA Opco LP Units” and collectively with the SEL Opco LP Units, the “Opco LP Units”) (such Opco LP Units, together with the Shares, the “Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent and the Company entering into the Merger Agreement, each Holder is entering into this Agreement with respect to the Securities;

WHEREAS, Parent and the Company desire that each Holder agree, and each Holder is willing to agree, subject to the limitations herein, not to Transfer any of its applicable Securities and to vote its applicable Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I

GENERAL

1.1      Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Securities owned by Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

Article II
AGREEMENT TO RETAIN SECURITIES

2.1      Transfer and Encumbrance of Securities.

(a)      Until the Termination Date (the “Lock-Up Period”), subject to the exceptions set forth herein, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder, Transfer any such Securities. During the Lock-Up Period, each Holder shall not, with respect to any Securities Beneficially Owned by such Holder (A) deposit any such Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto or (B) take any action that would make any representation or warranty of such Holder contained herein untrue or incorrect or have the effect of preventing or disabling such Holder from performing its obligations under the Agreement.

(b)      The restrictions set forth in Section 2.1(a), shall not apply to:

(i)      in the case of an entity, Transfers to a stockholder, partner, member or affiliate of such entity;

2

(ii)      in the case of an individual, Transfers by gift to members of the individual’s immediate family (as defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)      in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(iv)      in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(v)      in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity; or

(vi)      Transfers to the Company associated with (a) net withholding to satisfy tax withholding obligations or (b) net exercise to satisfy exercise price obligations, in each case, for equity-based awards pursuant to the Company’s equity incentive plans or arrangements;

provided, however, that (A) in the case of clauses (i) through (v), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of a Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

2.2      Additional Purchases; Adjustments. Each Holder agrees that any shares of Parent Common Stock or Opco LP Units and any other shares of capital stock or other equity securities of Parent or Opco LP that such Holder purchases or otherwise acquires or with respect to which such Holder otherwise acquires voting power after the execution of this Agreement and prior to the expiration of the Lock-Up Period shall be subject to the terms and conditions of this Agreement to the same extent as if such shares of capital stock or other equity securities constituted Securities as of the date hereof. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Parent affecting the Securities, the terms of this Agreement shall apply to the resulting securities.

2.3      Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio. In furtherance of the foregoing, each Holder hereby authorizes and instructs Parent to instruct its transfer agent to enter a stop transfer order with respect to all of the Securities. If any involuntary Transfer of any of a Holder’s Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Securities subject to all of the restrictions, liabilities and

3

rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

Article III
AGREEMENT TO VOTE; WRITTEN CONSENT

3.1      Agreement to Vote. From the date of this Agreement until the Termination Date, each Holder irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called), or in connection with any written consent of the stockholders of Parent or unitholders of Opco LP, such Holder shall:

(a)      appear at such meeting or otherwise cause the applicable Securities to be counted as present thereat for purpose of establishing a quorum;

(b)      vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities owned as of the record date for such meeting (or the date that any written consent is executed by the Holder) in favor of (i) adoption of the Merger Agreement; (ii) the approval of the Parent Merger and the other Transactions; (iii) any amendment and/or restatement of the Organizational Documents of Parent or any of its Subsidiaries necessary to effect the consummation of the Transactions as contemplated by the Merger Agreement; and (iv) any other proposals agreed to by Parent and the Company which are necessary and appropriate in connection with the Transactions or to effectuate the intent of the foregoing clauses (i) through (iii); and

(c)      vote (or execute and return an action by written consent), or cause to be voted at such meeting in person or by proxy (or validly execute and return and cause such consent to be granted with respect to), all of the Holder’s applicable Securities against (i) any agreement, transaction or proposal that relates to a Parent Competing Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement; (ii) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent or any of its Subsidiaries contained in the Merger Agreement or of the Holder contained in this Agreement; (iii) any action or agreement that would reasonably be expected to result in (x) any condition to the consummation of the Mergers set forth in Article VII of the Merger Agreement not being fulfilled or (y) any change to the voting rights of any class of shares of capital stock of Parent (including any amendments to Parent’s Organizational Documents); and (iv) any other action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Mergers, or this Agreement. Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of), the Holder’s applicable Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Securities in accordance with this Section 3.1.

4

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require any Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the applicable Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount, changes the form of the Merger Consideration payable, extends the End Date or otherwise adversely affects such Holder of the Company (in its capacity as such) in any material respect. Notwithstanding anything to the contrary in this Agreement each Holder shall remain free to vote (or execute consents or proxies with respect to) the applicable Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(c) in any manner such Holder deems appropriate, including in connection with the election of directors of the Company. The obligations of the Holder specified in this Section 3.1 shall apply whether or not the Mergers or any action described above is recommended by the Parent Board.

3.2      [Reserved.]

3.3      [Reserved.]

3.4      Agreement to Deliver Written Consent. Each Holder irrevocably and unconditionally agrees that, promptly following the time at which the Registration Statement becomes effective (and, in any event within one (1) Business Day), it shall cause the Written Consent to be executed and delivered to Parent with respect to the applicable Securities as of the date thereof entitled to consent thereto.

3.5      No Short Sales. Each Holder agrees that, from the date of this Agreement to and including the termination of this Agreement, none of such Holder nor any person or entity acting on behalf of such Holder or pursuant to any understanding with such Holder will engage in any Short Sales with respect to securities of Parent or the Company. For the purposes hereof, “Short Sales” shall mean all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all short positions effected through any direct or indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), short or other short transactions through non-U.S. broker dealers or foreign regulated brokers.

Article IV
ADDITIONAL AGREEMENTS

4.1      [Reserved.]

4.2      Further Assurances. Each Holder agrees that until the Termination Date, such Holder shall and shall cause its Subsidiaries to take no action that would reasonably be likely to adversely affect or delay the ability to perform its respective covenants and agreements under this Agreement.

4.3      Fiduciary Duties. Each Holder is entering into this Agreement solely in its capacity as the record or Beneficial Owner of the Securities and nothing herein is intended to or shall limit or affect any actions taken by any of such Holder’s designees serving in his or her capacity as a director of Parent (or a Subsidiary of Parent). The taking of any actions (or failures to act) by each

5

Holder’s designees serving as a director of Parent (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1      Representations and Warranties. Each Holder, severally and not jointly, hereby represents and warrants as follows:

(a)      Ownership. The Holder has, with respect to the Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Securities. The Securities constitute all of the shares of Parent Common Stock and Opco LP Units owned of record or beneficially by the Holder as of the date hereof. Other than this Agreement and except as set forth in the Organizational Documents of Opco LP, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Securities.

(b)      Organization; Authority. As applicable to each Holder, SEL and PMA are each a limited partnership duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by the Company and Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by Creditors’ Rights), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c)      No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its affiliates is a party or any term or condition of its certificate of formation, limited liability company agreement or comparable Organizational Documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy its obligations hereunder.

(d)      Consents and Approvals. The execution and delivery by the Holder of this Agreement does not, and the performance of the Holder’s obligations hereunder, require the Holder or any of its affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

6

(e)      Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no Proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement or to consummate the transactions contemplated hereby or by the Merger Agreement, including the Mergers, on a timely basis.

(f)      Absence of Other Voting Agreements. Other than pursuant to Permitted Encumbrances, none of the Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement, except as contemplated by this Agreement. None of the Securities is subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

Article VI
MISCELLANEOUS

6.1      [Reserved.]

6.2      No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to each Holder, as applicable, and the Company shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct any Holder in the voting or disposition of any Securities, except as otherwise expressly provided herein.

6.3      Disclosure. Each Holder consents to and authorizes the publication and disclosure by the Company and Parent of such Holder’s identity and holding of Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Registration Statement, including the Joint Information Statement/Proxy Statement/Prospectus, as applicable, and any other disclosure document required in connection with the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.4      Termination. This Agreement shall terminate at the earliest of (i) the date the Merger Agreement is validly terminated in accordance with its terms, (ii) the Effective Time, (iii) an amendment to the Merger Agreement without the prior written consent of each Holder that (A) reduces the consideration payable in the Parent Merger, on a per share of Parent Common Stock basis, (B) changes the form of consideration payable in the Parent Merger to the holders of Parent Common Stock, or (C) extends the outside date under the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) and (iv) mutual consent of the parties hereto (such date, the “Termination Date”). Neither the provisions of this Section 6.4 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach

7

of this Agreement. Nothing in the Merger Agreement shall relieve a Holder from any liability arising out of or in connection with a breach of this Agreement.

6.5      Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of each Holder, Parent and the Company.

6.6      [Reserved.]

6.7      Extension; Waiver. At any time prior to the expiration of the termination of this Agreement in accordance with Section 6.4, the parties may, to the extent legally allowed:

(a)      extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b)      waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)      waive compliance with any of the agreements or conditions of the other party contained herein;

provided, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

6.8      Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.9      Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“email”) (but only if confirmation of receipt of such email is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:

if to a Holder, to:

Source Energy Leasehold, LP

3333 WELBORN ST STE 400

Dallas, TX 75219-5155

8

Attention: Allen Li and Jordan Mikes

Email: ali@oaktreecapital.com; jmikes@oaktreecapital.com

and

Permian Mineral Acquisitions, LP

3333 WELBORN ST STE 400

Dallas, TX 75219-5155

Attention: Allen Li and Jordan Mikes

Email: ali@oaktreecapital.com; jmikes@oaktreecapital.com

and

if to Parent, to:

Sitio Royalties Corp.

1401 Lawrence Street, Suite 1750

Denver, CO 80202

Attention:	Christopher L. Conoscenti
Brett Riesenfeld
Email:	chris.conoscenti@sitio.com
brett.riesenfeld@sitio.com

with a required copy to (which copy shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:	William H. Aaronson
Michael Gilson
Email:	william.aaronson@davispolk.com
michael.gilson@davispolk.com

and

if to the Company, to:

Brigham Minerals, Inc.

5914 W. Courtyard Dr., Suite 200

Austin, Texas 78730

Attention:	Robert M. Roosa
Kari A. Potts
Email:	rroosa@brighamminerals.com
kpotts@brighamminerals.com

with a required copy to (which copy shall not constitute notice):

9

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:	Douglas E. McWilliams
Lande Spottswood
Email:	dmcwilliams@velaw.com
lspottswood@velaw.com

6.10      No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.11      Miscellaneous. The provisions set forth in Sections 9.4 (Rules of Construction), 9.5 (Counterparts), 9.6 (Entire Agreement; Third Party Beneficiaries), 9.7 (Governing Law; Venue; Waiver of Jury Trial), 9.8 (No Remedy in Certain Circumstances), 9.9 (Assignment) and 9.11 (Specific Performance) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Agreement, mutatis mutandis.

6.12      Stockholder Related Parties. None of the provisions of this Agreement shall in any way limit the activities of Oaktree Capital Management or any of its affiliates (other than the affiliate of Oaktree Capital Management that is a Holder and a party to this Agreement (each, an “Oaktree Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of an Oaktree Stockholder takes any action at the direction or instruction of such Oaktree Stockholder that would be a breach of this Agreement if such action was taken directly by such Oaktree Stockholder.

[Signature Page Follows]

10

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

SITIO ROYALTIES CORP.

By:	/s/ Christopher L. Conscenti
Name:	Christopher L. Conscenti
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

BRIGHAM MINERALS, INC.

By:	/s/ Robert M. Roosa
Name:	Robert M. Roosa
Title:	Chief Executive Officer

[Signature Page to Voting and Support Agreement]

HOLDERS:

SOURCE ENERGY LEASEHOLD, LP

By:	Source Energy Operating, LP,
its general partner

By:	Source Energy Manager, LLC
its general partner

By:	/s/ Brandon Benson
Name:	Brandon Benson
Title:	Managing Partner

PERMIAN MINERAL ACQUISITIONS, LP

By:	Permian Mineral Acquisitions GP, LLC,
its general partner

By:	/s/ Brandon Benson
Name:	Brandon Benson
Title:	Managing Partner

[Signature Page to Voting and Support Agreement]